SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 08, 2018

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

08 March 2018

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 7 March 2018 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2010. The Awards have been made in London and are based on the closing Share price on the London Stock Exchange on 6 March 2018 of £12.91.

1.       PERFORMANCE SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

There are performance conditions attached to the vesting of performance share awards. These awards will vest on 7 March 2021, subject to the achievement of the performance conditions which are measured from 1 January 2018 to 31 December 2020. The numbers of shares subject to the above awards are shown at target vesting.  Should maximum vesting be achieved, participants will receive 2x the number of shares shown below.  Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Name	Grant date	Director/Persons Discharging Managerial Responsibilities ('PDMR')	Number of shares subject to award shown at target vesting
Graham Baker	07.03.2018	Chief Financial Officer	37,529
Rodrigo Bianchi	07.03.2018	PDMR	25,159
Bradley Cannon	07.03.2018	PDMR	16,264
Elga Lohler	07.03.2018	PDMR	12,384
Cathy O'Rourke	07.03.2018	PDMR	12,274
Vasant Padmanabhan	07.03.2018	PDMR	13,947
Cyrille Petit	07.03.2018	PDMR	16,458
Matthew Stober	07.03.2018	PDMR	18,537
Glenn Warner	07.03.2018	PDMR	18,356

2.       EQUITY INCENTIVE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

The awards will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives and employment. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Name	Grant date	Director/PDMR	Number of shares subject to award
Olivier Bohuon	07.03.2018	Chief Executive Officer	40,801
Graham Baker	07.03.2018	Chief Financial Officer	21,727
Rodrigo Bianchi	07.03.2018	PDMR	25,159
Bradley Cannon	07.03.2018	PDMR	14,785
Elga Lohler	07.03.2018	PDMR	12,384
Cathy O'Rourke	07.03.2018	PDMR	12,274
Vasant Padmanabhan	07.03.2018	PDMR	12,679
Cyrille Petit	07.03.2018	PDMR	16,458
Matthew Stober	07.03.2018	PDMR	18,537
Glenn Warner	07.03.2018	PDMR	16,687

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Olivier Bohuon
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
	2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
	Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
			£12.91	40,801	£526,740.91
		Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Graham Baker
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	37,529	£484,499.39
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	21,727	£280,495.57
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rodrigo Bianchi
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	25,159	£324,802.69
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	25,159	£324,802.69
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bradley Cannon
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	16,264	£209,968.24
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	14,785	£190,874.35
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Elga Lohler
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	12,384	£159,877.44
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	12,384	£159,877.44
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cathy O'Rourke
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	12,274	£158,457.34
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	12,274	£158,457.34
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vasant Padmanabhan
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	13,947	£180,055.77
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	12,679	£163,685.89
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cyrille Petit
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	16,458	£212,472.78
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	16,458	£212,472.78
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Stober
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	18,537	£239,312.67
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	18,537	£239,312.67
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Glenn Warner
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Performance Share Awards granted at target on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	18,356	£236,975.96
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Equity Incentive Awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.91	16,687	£215,429.17
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  01923 477317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 08, 2018

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary